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Income Funds

At the close of business on January 27, 2006, First Investors Cash
Management Fund, Inc., First Investors Fund For Income, Inc., First Investors Government Fund, Inc. and First Investors Series Fund (Investment Grade Fund) were reorganized into corresponding series of First Investors Income Funds, a new-established Delaware statutory trust, pursuant to an Agreement and Plan of Conversion and Termination that was approved by the Funds' board of directors on August 18, 2005 and by the Funds' shareholders on October 28 and November 22, 2005.